UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 AND 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of November 2003

Commission File Number  000-50443

NOVAGOLD RESOURCES INC.
(Exact name of Registrant as specified in its charter)

3454-1055 Dunsmuir Street
Vancouver, British Columbia
Canada V7X 1K8
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐  No ☒

SUBMITTED HEREWITH

Exhibits

99.1	Material Change for Press Release dated November 3, 2003
99.2	Material Change for Press Release dated November 17, 2003
99.3	Material Change for Press Release dated November 21, 2003
99.4	Material Change for Press Release dated November 25, 2003

SIGNATURE

                    Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.

NOVAGOLD RESOURCES INC.

By: /s/ R.J. (Don) MacDonald
Name: R.J. (Don) MacDonald
Title: Senior Vice President and Chief Financial Officer

Dated: December 24, 2003